Exhibit 99.1

Advanced Health Intelligence Ltd

ACN 602 111 115

Financial Statements

For the Half Year ended 31 December, 2023

Advanced Health Intelligence Ltd Corporate directory 31 December 2023

Directors	Nicholas Prosser (Interim non-executive Chair)
Scott Montgomery (CEO and Executive Director)
Dr Katherine Iscoe (Executive Director)

Michael Melby (Non-executive Director)

Dato Low Koon Poh (Non-executive Director)
Peter Goldstein (Non-executive Director)
Jacqueline Yee (Non-executive Director)

Company Secretary & CFO	Simon Durack JP

Registered office and Principal Place of Business	Unit 5, 71-73 South Perth Esplanade South Perth WA 6151 Australia

Share register	Automic Registry Services Level 2, 267 St Georges Terrace Perth WA 6000 Tel: +61 8 9324 2099 Fax: +61 8 9321 2337

Auditor	PKF Brisbane Audit Level 2 66 Eagle Street Brisbane City QLD 4000

Stock exchange listing

Advanced Health Intelligence Ltd shares are listed on the Australian Securities Exchange. The home exchange is Perth, Western Australia. The Company is also listed on the NASDAQ securities exchange in the United States of America

Website and email addresses	www.ahi.tech investors@ahi.tech

Corporate Governance

A summary statement reporting against the 4th Edition of the ASX Corporate Governance Recommendations which has been approved by the Board, together with current policies and charters, is available on the Company website: www.ahi.tech.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

The Directors present their report, together with the financial statements, of the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd and referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2023.

Directors

The following persons were Directors of Advanced Health Intelligence Ltd during the whole of the financial half-year and up to the date of this report, unless otherwise stated:

Nicholas Prosser	Interim Non-Executive Chairman
Dr Katherine Iscoe	Executive Director
Scott Montgomery	Executive Director and CEO
Michael Melby	Non-Executive Director
Dato Low Koon Poh	Non-Executive Director
Peter Goldstein	Non-Executive Director
Jacqueline Yee	Non-Executive Director

Company Secretary / Chief Financial Officer

Simon Durack JP

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $7,735,029 (31 December 2022: $3,906,271).

The consolidated entity generated operating revenue of $122,457 for the half-year ended 31 December 2023 (2022 - $357,914). Software income for the period was down $23,984 to $93,520 ( 2022 - $117,504). The decline is primarily attributable to a decrease in income from software development kits, primarily as a result of the company refocusing its development and customer activities towards the launch of the Company’s Biometric Health Assessment (BHA) product, and existing commercial partners preparing launch of their own platforms that utilise AHI’s technology.

Integration and development income decreased to $28,937 (2022 - $240,410) as a result of the Company’s has evolved its offering from sales of the existing scan focused software development kit (SDK) products towards the upcoming launch of the BHA, which incorporates the components of the SDK. The Company expects integration and development income to increase upon the commercial launch of the BHA with launch customers.

The Company has continued to consolidate and focus its business operations from the acquisition of the Vertica (August 2022) and Wellteq (December 2022) businesses, which occurred in H1 FY2023. The current half year period includes the full consolidation of those entities, whereas the prior comparative period only includes these entities results from the time of acquisition. Consequently, the business has a higher expense base on the prior comparative period.

In particular, the Company has reduced headcount during the current period, from 48 employees at 31 December 2022 to 35 at 31 December 2023. Included in the employee expenses for the current period are the cost of redundancy payments and accrued entitlements being paid to departing employees. The reduction in headcount is aligned with the Company’s decision in the quarter ended 30 June 2023 to cease sale and operation of the Wellteq wellness platform, and agreements with all customers were be terminated. No services on these customers were provided by this platform after 31 July 2023.

Cloud infrastructure costs, which predominantly supported the terminated wellness platform have reduced to $33,656 (2022 - $82,471) as a result of the termination of that product line. The expenses incurred for the period were incurred in the process of supporting the remaining clients to the agreed termination date, and payments while the infrastructure was turned off.

Sales and marketing expenses increased to $826,679 (2022 - $380,353) during the period as the company undertook significant steps in growing its pipeline of BHA launch partners, particularly within the Asia and the Middle East, including agreements with Pharmak Direct, OneClinic, Bin Farhood International Business Management Group and IntelliGen FZ-LLC.

Before non-cash and one-off expenditure, the consolidated entity’s adjusted net loss for the year was $7,735,029 (2022: $3,906,271).

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

The non-IFRS reconciliation described in Table 1 below, is intended to supplement the consolidated entity’s IFRS financial information by providing additional insight regarding results of operations of the consolidated entity. The adjusted total net loss for the year is intended to provide an enhanced understanding of the underlying operational measures used to manage the Company’s business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Adjusted total net loss should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS.

	Consolidated
	31 December	31 December
Table 1:	2023	2022
	$	$
Total comprehensive loss for the year	(7,735,029)	(3,906,271)
Non-cash payments adjusted for:	-	-
Share based payments	657,114	-
Impairment of assets and receivables	14,004	229,391
Depreciation and amortisation	181,682	127,594
Unrealised currency gains and losses	(127,305)	(160,271)
	(7,009,534)	(3,709,557)
Adjusted total net loss for the period before one-off and non-cash items	(7,009,534)	(3,709,557)

Cash assets at the end of the financial period were $461,011 (30 June 2023: $2,104,584).

Company Overview

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (‘AHI’) is pleased to present an update to its shareholders for the half year ended 31 December 2023. The half year has been marked by the cultivation of additional partnerships, further strengthening our commercial position and reinforcing our financial stability.

Our new capabilities have garnered a positive market reception, evidenced by the substantial demand from both existing and novel commercial and strategic partnerships. These partnerships are a testament to our innovative approaches and are indicative of our growing influence in the healthcare technology sector.

We have strategically focused on expanding our commercial partnerships, which have resulted in significant revenue undertakings. These collaborations not only enhance our product offerings but also solidify our revenue streams, ensuring a robust financial foundation for our company.

The half year’s performance reflects our commitment to financial strength and operational excellence. We’ve taken considerable strides to ensure that our financial position remains strong, setting the stage for sustainable growth and shareholder value enhancement. Through these concerted efforts, AHI is positioning itself as a leader in the healthcare intelligence domain, with a clear trajectory towards accelerated commercial success and financial fortitude.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

Advanced Health Intelligence Ltd (AHI) has made significant commercial progress through a series of strategic partnerships and innovative developments. Highlights for the half year include:

●	AHI entered a binding term sheet with OneClinic, aiming to revolutionise Vietnam’s healthcare system. This includes integrating AHI’s Biometric Health Assessment into OneClinic’s EMR and PHR systems, targeting 1 million paid users within the first-year post-launch. The initiative addresses Vietnam’s urgent need for scalable healthcare solutions amidst a high prevalence of chronic diseases.

●	AHI announced the forthcoming launch of AF-Scan, a Mobile Phone-Based Atrial Fibrillation Assessment tool. This technology, approved in several jurisdictions, will significantly aid in the early detection and management of atrial fibrillation, a common yet often asymptomatic condition that increases stroke risk.

●	AHI has solidified its presence in the MENA region by executing a Master Services Agreement with Pharmak Direct, marking a pivotal step in integrating AHI’s technology into the e-script process. This partnership includes a revenue model where AHI receives a portion of the e-script value and is expected to increase e-script order volumes substantially.

●	AHI’s collaboration with Bearn LLC to develop the User Data Sharing Platform (UDSP) is set to launch in January 2024. This platform will provide comprehensive health assessments and empower users to share their health data, leading to personalised health, wellness, and insurance solutions.

●	AHI has made substantial advancements in the Middle East through the establishment of two new and noteworthy commercial collaborations. Our ongoing partnership with Dr Obaid Alketbi of Bin Farhood Group LLC, Dr Walid Zaher of IntelliGen FZ-LLC is in addition to the Pharmak Direct partnership announced in June, which has seen considerable momentum.

Material Business Risks

Noting the future prospects for the Company, the Company considers the following to be material business risks that could impede the achievement of the Company’s operational and financial performance.

Achieving profitability

The Company has only generated very minimal recurring revenues to date as its partner releases have only commenced in late 2023 and losses are expected to continue in the foreseeable future, at least until customer revenue is adequate to fund operating expenses. Successful transition to profitable operations depends on achieving a level of revenues adequate to support the Company’s cost structure. However, the Company may be unable to achieve its expected growth or go-live with its product in the anticipated timelines, based on factors outside of its control. Until the Company has ascertained the level of uptake with already contracted partners, this will form part of the Company’s focus and process.

Market Acceptance

The success of the Company’s business is highly dependent on market acceptance of its technology and timely release of its technology which is embedded in its partners’ customer facing applications. If the end consumer does not accept the Company’s product, or customers fail to go live with their applications (with the Company’s technology embedded), the Company’s financial performance will be materially adversely affected. The Company expects to derive most of its revenue by charging fees in connection with the usage of its applications and technologies. The Company must make product rollout decisions and commit significant resources well in advance of the anticipated introduction of new applications and technologies. The release of its applications and technologies by its customers (the Company is B2B), while its customers have the relationship with the end user may be delayed, may not succeed or may have a shorter life cycle than anticipated. If the applications are not released when anticipated or do not attain wide market acceptance, the Company’s revenue growth may never materialise, the Company may be unable to fully recover the resources it has committed, and its financial performance will be harmed.

Intellectual property rights

A substantial part of the Company’s commercial success will depend on its ability to maintain or as the case may be establish, and protect, its intellectual property, maintain trade secret protection and operate without infringing the proprietary rights of third parties. The Company may be forced to litigate to enforce or defend its intellectual property rights against infringement and unauthorised use by competitors, and to protect our trade secrets. In so doing, the Company’s intellectual property may be put at risk of being invalidated, unenforceable, or limited or narrowed in scope. Further, an adverse result in any litigation or defence proceedings may place pending applications at risk of non-issuance. In addition, if any licensor fails to enforce or defend their intellectual property rights, this may adversely affect the Company’s ability to develop and commercialise the Company’s current and future products and prevent competitors from making, using, and selling competing products. Any such litigation could be very costly and could distract management from focusing on operating the Company’s business. If the Company is unable to effectively protect its intellectual property, it may not be able to operate its business and third parties may be able to use and profit from the Company’s technology, both of which would impair the Company’s ability to be competitive.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

Third party relationship risk

The Company is dependent in part upon its relationships and alliances with other industry participants. Some of the Company’s partners do, or may in the future, assist the Company in the development of its products through licensing, testing, development, or supplier arrangements. If any of the Company’s existing relationships with partners were impaired or terminated, or if the Company was unable to implement additional partnering arrangements it may require from time to time, the Company could experience significant delays in the development of its offerings, and would incur additional costs.

Future acquisitions, strategic investments, partnerships and alliances

The Company has in the past acquired, and may in the future seek to acquire or invest in, businesses, products or technologies that the Company believes could complement or expand its current client offerings, enhance its technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause the Company to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. The risks the Company faces in connection with such acquisitions include:

(a)	encountering difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of a company that the Company acquires;

(b)	an acquisition that disrupts the Company’s ongoing business, diverts resources, increases expenses and distracts management;

(c)	vendor disputes concerning the terms of any acquisition;

(d)	the Company’s use of cash to pay for acquisitions, which would limit other potential uses for its cash;

(e)	if the Company incurs debt to fund an acquisition, such debt may subject it to material restrictions on its ability to conduct its business; and

(f)	if the Company issues a significant amount of equity securities in connection with acquisitions, existing shareholders may be diluted and earnings per share may decrease.

The occurrence of any of these risks could have an adverse effect on the Company’s business, result of operations, financial condition or prospects.

Dependence on customers

Whilst the Company establishes commercial contracts with its customers that includes: pricing charges, software development kit integration audits, and implementation services, and include various options for customer to select from to integrate the Company’s technology within their applications to meet their unique business requirements and user experience in the Company’s product offering, as well as provide the Company’s own design resources to supplement customer design and product teams, the Company has limited control over what price customers offer the integrated solution to end users, as well as where and how the Company’s products are integrated into their applications. As a result, customers may set pricing points to high for end users, or design / integrate the Company’s application in a sub optimal way that users cannot easily find or use the Company’s products, which may substantially impact the Company’s ability to generate recurring revenue at the level that it expects.

Competition risk

The market in which the Company participates is competitive and characterised by rapid technological change. The Company’s potential inability to improve existing product lines and develop new offerings could have a material adverse effect on the Company’s business. In addition, the Company’s competitors could introduce new products with greater capabilities or better pricing which could have a material adverse effect on the Company’s business. Additionally, while the Company will undertake all reasonable due diligence in its business decisions and operations, the Company will have no influence or control over the activities or actions of its competitors, whose activities or actions may, positively or negatively, affect the operating and financial performance of the Company’s business.

Brand maintenance

The Company believes that maintaining its brand in the mobile health and wellbeing industries is important to maintaining and growing its proposed user base and product acceptance. This will depend largely on the Company’s ability to provide useful and innovative products. The actions of external industry participants may affect the brand if users do not have a positive experience using the Company’s offerings, operating systems or devices that provide access to the Company’s products. If the Company fails to maintain its brand, its business and operating results could be adversely affected.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

Open source software

The Company utilises open source software in its products. The terms of open source licenses to which the Company are subject to may not have been interpreted by Australian or foreign courts, and there is a potential risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Company’s ability to provide or distribute its products.

Exchange rate movement

The Company may be exposed to exchange rate movements because some its costs and expenses are from overseas, and revenue it might earn in the future from its product sales may not be paid to the Company in the currency in which it pays the bulk of its expenses or reports its results (currently Australian dollars). Accordingly, movements in exchange rates may have an impact on the Company’s financial position and performance. Additionally, the Company’s Shares are quoted in Australian dollars on the ASX and the ADSs are quoted in US dollars on the NASDAQ Capital Market. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the US dollar price of the ADSs. If the Australian dollar weakens against the US dollar, the US dollar price of the ADSs could decline, even if the price of the Company’s Shares in Australian dollars increases or remains unchanged.

Potential data breach

The Company could be harmed by improper disclosure or loss of sensitive or confidential company, employee, associate or customer data, including personal data.

In connection with the operation of the Company’s business, the Company plans to store, process and transmit data, including personal information, about its employees, customers, customers’ end users, associates and candidates, a portion of which is confidential and/or personally sensitive. Unauthorised disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorised access to or through the Company’s information systems, whether by its employees or third parties, including a cyberattack by computer programmers, hackers, members of organised crime and/or state-sponsored organisations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm the Company’s reputation and subject the Company to government sanctions and liability under its contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices the Company and its third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as the Company introduces new services and offerings, such as mobile technology. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which the Company provides services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to the Company’s reputation in the marketplace.

Technological change

Technology changes rapidly in the Company’s business, and if the Company fails to anticipate new technologies, the quality, timeliness, and competitiveness of its products may suffer. Rapid technology changes require the Company to anticipate which technologies and/or distribution platforms its products must take advantage of in order to make them competitive in the market at the time they are released. Therefore, the Company usually starts its product development with a range of technical development goals that it hopes to be able to achieve. The Company may not be able to achieve these goals, and even though it has global patent protection, its competition may be able to achieve them more quickly than the Company can. If the Company cannot achieve its technology goals within the original development schedule of its products, this may impact the manner in which users experience its product, which in turn could impact recurring revenue. It may also provide an opportunity for competitors to catch up to the Company.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

Reliance on third party providers

While the Company is dependent upon multiple third parties in developing its products, and on its products being able to operate on and with a range of systems, platforms and devices, it is unable to control third party developers of such systems. Changes to such external platforms, systems or devices may adversely impact on the functionality of the Company’s products, and could make customers less likely to use the Company’s products, which may have a detrimental impact on the Company’s financial performance. Similarly, the Company’s products assume customers are able to access the internet and cellular networks. If third party providers were to raise the cost of these networks, or restrict the ability of customers to access these networks, and thus to use the Company’s products, this would be likely to detrimentally affect the Company’s financial performance.

Contractual disputes

The Company’s business model is dependent in part on contractual agreements with third parties that have an interaction with the Company’s target market. The Company is aware that there are associated risks when dealing with third parties including but not limited to insolvency, fraud and management failure. Should a third-party contract fail, there is the potential for negative financial and brand damage for the Company.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

Additional Events and Matters

Throughout the half year, the  consolidated entity released several announcements to the ASX and NASDAQ, keeping shareholders apprised of events across the consolidated entity.

Events after the reporting period

Research and Development Tax Incentive

During the quarter ended 31 March 2024, the consolidated entity received a total of $2.278m from its refundable Research and Development tax incentive claims for the 2023 financial year. The consolidated entity was eligible to make two claims for the year as the company had an eligible subsidiary, Wellteq Pty Ltd (which was acquired on 6 December 2022), make its own claim as the entities were not tax consolidated. Funding from the claims in the name of the legal entity that filed them, were as follows:

Grant Received $,000
Advanced Health Intelligence Ltd	1,678
Wellteq Pty Ltd	600
2,278

Shares issued post balance date

As stated in Note 15, the company had received $290,000 in respect of a share placement as at 31 December 2023. On 4 January 2024, 2,636,363 shares subscribed for in the placement were issued to investors at $0.11 per share.

The consolidated entity has made a number of new share issues after balance date as a result of capital raises by private placement and share issues in satisfaction of corporate services provided to it.

The following private placements to sophisticated investors have occurred after balance date:

Issue Date	Shares issued	Price per share	Total raised $
27/02/2024	2,000,000	$0.100	200,000
08/03/2024	681,818	$0.110	75,000
08/03/2024	543,478	$0.092	50,000
	3,225,296		325,000

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

The consolidated entity has also issued shares in satisfaction of corporate services performed for it after balance date as follows:

Issue Date	Shares issued	Price per share	Total raised $
14/02/2024	671,334	$0.110	73,847
14/02/2024	328,666	$0.110	36,153
	1,000,000		110,000

Shares to be issued

Post balance date, a further $325,564 has been raised from sophisticated investors in a private placement at $0.0675 per share. A total of 4,653,812 shares will be issued to these investors for the capital invested. Placement shares will be issued once the consolidated entity recommences trading on the ASX.

Trading halt

On 1 February 2024, the Company requested a voluntary suspension from trading on the ASX in accordance with ASX Listing Rule 17.1 pending the release of an announcement in relation to various potential funding solutions referred to in the Company’s Quarterly Commentary and Appendix 4C for the quarter ended 31 December 2023. The Company requested further extensions in trading on 9 February, 15 February, 22 February and 29 February 2024.

As a result of not lodging these financial statements for the half year ended 31 December 2023, the company was placed into involuntary suspension from 1 March 2024 and will resume trading upon the later to occur of:

●	the release of these half-year financial statements; and

●	the Company’s release of the announcement in relation to various potential funding solutions referred to in the Company’s Quarterly Commentary and Appendix 4C for the period ended 31 December 2023, released on 15 April 2024.

Extension to Changlin License Completion

On April 11, 2024, AHI announced that it has granted an extension to 30 June 2024 for the previously executed binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (Changlin).

Changlin has continued to share advanced discussions with AHI regarding completing the Changlin funding program. Changlin is making progress towards acquiring the capital required under the agreement. In addition, Changlin has continued to advance commercial partnership discussions with some of China’s most prominent insurers and healthcare organisations. The depth and potential of these partnerships have greatly strengthened AHI’s confidence in Changlin’s endeavours. With this shared detail, AHI has granted the requested extension period.

Extension to Pharmak Direct MSA for further platform integration

AHI announced to the ASX on April 15, 2024 that it has extended the previously executed Master Services Agreement (“MSA”) with Pharmak Direct, allowing the parties additional time to integrate the solutions, as set out in the terms and conditions of the MSA between AHI and Pharmak Direct. All other terms and conditions have remained the same, and the parties will work together over the 90-day extension to conclude integration and release in accordance with the previously executed MSA.

As previously disclosed, Dubai-based Pharmak Direct is a prominent stakeholder in the Middle Eastern e-script market, providing innovative digital home and workplace prescription delivery solutions. The company offers a comprehensive platform that enables payers, doctors, and patients to manage prescriptions and delivery.

Under the terms of the MSA, with the assistance of AHI, Pharmak will integrate the AHI Biometric Health Assessment capabilities, enhancing the e-script patient experience and facilitating cost-effective medication and health management solutions with the Pharmak Direct ESPS. Once integrated, Pharmak is committed to delivering the e-script and screening solution to all current and future Pharmak partners. This is intended to seamlessly provide health data directly into the joint AHI / Pharmak ESPS, further providing Health insurers, government, and healthcare professionals with valuable insights into the patient’s overall health status.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

Funding update

On 15 April 2024, the Company released the funding update referred to in the Company’s Quarterly update for the quarter ended 31 December 2023. The Company informed shareholders that it has completed the first stage of its funding strategy as detailed below.

Oakley Capital Engagement and AUD$6million Funding

AHI has executed strategic capital-raising initiatives structured with Oakley Capital Partners Pty Ltd (Oakley Capital) in two initial parts.

Part 1: Share Placement

The Company has, by way of a private placement to sophisticated and professional investors, agreed to issue investors 29,000,000 fully paid ordinary shares (Shares) at AUD$0.0675 cents a Share and 14,500,000 options to acquire Shares (Options) at AUD$0.10 cent strike price to be exercised within 3 years, raising $1,957,500 (before costs). Settlement of the Placement is subject to and conditional on the Company’s securities being reinstated to trading on the ASX.

The issue of these Options is subject to shareholder approval under ASX Listing Rule 7.1 at a general meeting of shareholders that is expected to be held this May (May General Meeting).

Oakley Capital acted as the sole book-running manager for the placement. Oakley will receive a 6% cash fee, 1,000,000 Shares and 5,000,000 Options at an exercise price of AUD$0.10 cents to expire three years from the issue date. The issue of these Shares and Options is subject to shareholder approval under ASX Listing Rule 7.1.

Part 2: Obsidian Convertible Note Arrangement

The Company has secured a convertible note agreement with Obsidian Global Partners (Obsidian) to raise up to AUD$4 million. Obsidian is a New York City-based alternative investment management firm focused on providing growth-oriented capital to public and private companies globally. Oakley Capital introduced Obsidian to AHI under its capital raising mandate with AHI.

Subject to:

●	Execution of definitive documentation prior to the May General Meeting;

●	AHI maintaining a market capitalisation of at least AUD$10 million; and

●	AHI obtaining shareholder approval under ASX Listing Rule 7.1 at the May General Meeting,

AHI will draw down AUD$1.25 million from this facility, leaving a balance of AUD$2.75 million available for future drawdowns at the Company’s discretion.

AHI’s ability to make the initial and any future draw downs is subject to obtaining shareholder approval, the Company will accordingly seek approval under ASX Listing Rule 7.1 to draw down up to AUD$4 million under this facility at the May General Meeting. The term of this facility is 18 months from the initial drawdown, offering AHI flexibility in timing and financial planning.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

The key terms of this Convertible Note facility with Obsidian are set out below:

Maturity Date	18 months from the date of issue
Face Value	Each Convertible Note will have a face value equal to 110% of the investment amount. i.e. a Convertible Note with a face value of AUD$1.10 for each AUD$1 drawn down, such that the Convertible Note holder will receive Convertible Notes with an aggregate face value of AUD$1.375 million for the initial AUD$1.25 million to be drawn down by the Company.
Interest	Nil
Conversion Price	The Convertible Notes can be converted at a 10% discount to the lowest 3 daily VWAPs in the 10 trading days prior to the date of each conversion notice.
Non-Conversion Period	The noteholder(s) will not convert any of the initial AUD$1.25 million drawn down for 45 days from the initial investment being received by AHI.
Draw down conditions	Draw down of the initial $1.25 million under this facility is subject to a) execution of definitive documentation prior to the May General Meeting; b) AHI having received shareholder approval under ASX Listing Rule 7.1 for the issue of the relevant Convertible Notes; and c) AHI maintaining a market capitalisation on ASX of at least AUD$10 million.
Each subsequent drawdown of this facility (following the initial drawdown) is also subject to AHI having received shareholder approval under ASX Listing Rule 7.1 within the 3 months preceding the relevant draw down to issue the applicable Establishment Shares (as that term is defined below).
Repayment flexibility	At any time, the Company may prepay the outstanding balance of the face value of the Convertible Notes by giving 5 days’ notice in writing to the Convertible Note holder.
Conversion	At any time before the Maturity Date, the noteholder may elect to convert into fully paid ordinary shares in the capital of AHI (Shares). The number of Shares are determined by the following formula: Number of Shares = Face Value / Conversion Price. On the Maturity Date (to the extent not converted or repaid earlier), AHI must redeem the outstanding Convertible Notes by paying the outstanding amount to noteholder(s) in cash.
Security	The Company will issue a number of Shares (to be determined) to the Convertible Note holder as security for its obligations under these Convertible Notes (Security Shares), in lieu of security being granted over assets. The issue of the Security Shares is subject to AHI shareholder approval under ASX Listing Rule 7.1, to be sought at the May General Meeting.
The Security Shares can be used to offset any conversions that take place (to avoid the requirement to issue any further new Shares), and any unused Security Shares will be returned to the Company on maturity (i.e. bought back for zero consideration and cancelled).
Other terms	The notes are otherwise on customary terms and conditions, including representations and events of default to be further outlined in definitive documents.

As a fee payable on each draw down, AHI will issue to the Convertible Note holder Shares with a value of 2.5% of the amount being drawn down from the facility (Establishment Shares). The deemed issue price each of the Establishment Shares will be equal to the conversion price of the notes that are being issued under the applicable draw down.

As a fee payable to Oakley Capital for the initial A$1.25 million draw down of this Convertible Notes Facility, at the time of that draw down AHI will:

●	pay Oakley Capital a cash fee of an amount equal to 6% of the draw down (being equal to A$75,000 for the initial draw down); and

●	issue Oakley Capital 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Establishment Options).

For any subsequent draw downs, Oakley Capital will receive a cash fee of 6% of the gross proceeds raised under each draw down, and an aggregate of 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Subsequent Options).

The number of Subsequent Options to be issued will be determined on pro-rata basis based on the value of that draw down and a maximum of A$2.75 million being available under the subsequent drawdowns.

AHI will seek shareholder approval under ASX Listing Rule 7.1 at the May General Meeting to issue the Establishment Shares, the Establishment Options, and the Subsequent Options.

The Company has engaged Oakley Capital for 12 months. The fees payable in relation to this engagement are set out above. Oakley Capital will continue to address capital-raising opportunities for the Company in Australia when and if required.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

As noted above, AHI will seek approval under ASX Listing Rule 7.1 at the May General Meeting to issue up to A$4m worth of Convertible Notes under this Convertible Note facility with Obsidian. To the extent that less than AUD$4m worth of convertible notes are issued to Obsidian within three months of the May General Meeting, AHI may seek a fresh shareholder approval to issue these notes, and may not issue any further notes until it has done so.

US$5m Convertible Note

In addition to the funding arrangements described above, the Company will seek to place US$5,000,000 in convertible notes to sophisticated investors (the “Convertible Notes”).

The key terms of the facility are set out below:

Maturity Date	36 months from the date of issue
Face Value	US$1 per Convertible Note
Interest	Interest accrues on the principal amount of the notes at a rate of 10% per annum (calculated from the date of issue of the Convertible Note less interest already paid, on a non-compounding basis and based on the actual days elapsed and a year of 365 days calculated daily).
Repayment	If a Convertible Note has not converted by the Maturity Date, the Face Value of the Convertible Note, together with any outstanding Interest, must be repaid by the Company, to a bank account nominated by the holder within 20 business days of the Maturity Date.
Neither party has the right to redeem the Convertible Notes prior to the Maturity Date.
Conversion	Subject to receiving a conversion request from the holder, the Face Value of the Convertible Notes and any accrued and unpaid interest shall convert into AHI fully paid ordinary shares (“AHI Share”) at the deemed conversion price of A$0.20 per AHI Share.
Security	The Convertible Notes, when issued, will be unsecured obligations of the Company. However, the Company will consider any reasonable request by the noteholder to be granted security.
Other terms	The notes are otherwise on customary terms and conditions.

The USD$5m convertible note raising that was described in AHI’s most recent quarterly report is not proceeding and will be replaced by the placement of convertible notes that is described above.

R&D advance

AHI also intends to obtain an advance on its FY2024 R&D grant. The proposed terms of the advance are set out below. AHI is currently in advanced discussions with its existing research and development (R&D) funding organisation to secure up to A$1.5 million in advancement. This anticipated funding is set against the R&D reimbursement AHI expects to receive in 2024 from the Australian Government’s R&D Tax Incentive scheme. The basis for this advancement includes calculations on historical and anticipated expenditures by AHI on research and development activities. A significant development in this context is AHI’s qualification, obtained in 2023, for International R&D reimbursement.

AHI will update the market once the terms of the R&D grant advance are finalised, but it is expected that the grant will be provided on the following terms:

●	a coupon rate of 15% per annum will be applied to the advance;

●	interest is payable monthly in advance until the advance is discharged; and

●	the repayment of the advance will be secured against AHI’s 2024 R & D Grant, which will be received in early 2025, at which time the advance will be discharged.

SEPA and Staged Advances

As previously disclosed in the December quarterly update, the Company has had discussions for a significant Share Equity Purchase Agreement valued at USD$10,000,000, alongside an aggregate of USD$2,600,000 in staged advances. The particulars of this arrangement could not be agreed on terms acceptable to the parties, which led to the parties mutually agreeing to suspend discussions with respect to this funding arrangement. The Company will continue to seek alternative funding to meet its capital requirements.

Advanced Health Intelligence Ltd Directors’ report 31 December 2023

31 March Financial Position

For completeness, the Company provides the following unaudited financial information on a best estimates basis as at 31 March 2024:

●	For the three months ended 31 March 2024, AHI has incurred operating cash outflows of $(560)k and has a current liability position of $6.8m;

●	AHI has cash of $11k and amounts due to trade creditors of $4.4m and employees of $309k;

●	Of the $4.4m of trade creditors $4.2m is overdue, of which 24% has been formally renegotiated, with negotiations underway to cover the remaining balance.

The net current liability position arises from:

●	Sales and marketing expenses increased during the period as the company undertook significant steps in growing its pipeline of BHA launch partners, particularly within the Asia and the Middle East, including agreements with Pharmak Direct, OneClinic, Bin Farhood International Business Management Group and IntelliGen FZ-LLC.

●	Commencement of customers and commercial partners using the Company’s technology has been delayed, delaying the commencement of operational cash inflows.

●	Receipt of the perpetual license fee from Changlin Network Technologies Shanghai (Changlin) for US$10million was not received as anticipated in November 2023.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidate entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this Directors’ report.

This report is made in accordance with a resolution of Directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Nicholas Prosser
Nicholas Prosser
Interim Non-Executive Chairman

17 April 2024
South Perth

PKF Brisbane Audit ABN 33 873 151 348 Level 2, 66 Eagle Street Brisbane, QLD 4000 Australia

+61 7 3839 9733 brisbane@pkf.com.au pkf.com.au

AUDITOR’S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF

ADVANCED HEALTH INTELLIGENCE LTD

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2023, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Advanced Health Intelligence Ltd and the entities it controlled during the half year.

/s/ PKF BRisbane Audit
PKF Brisbane Audit

/s/ Liam Murphy
Liam Murphy
PARTNER

17 APRIL 2024
BRisbane

PKF Brisbane Pty Ltd is a member of PKF Global, the network of member firms of PKF International Limited, each of which is a separately owned legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s). Liability limited by a scheme approved under Professional Standards Legislation.

Advanced Health Intelligence Ltd Contents 31 December 2023

General information

The financial statements cover Advanced Health Intelligence Ltd as a consolidated entity consisting of Advanced Health Intelligence Ltd and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Advanced Health Intelligence Ltd’s functional and presentation currency.

Advanced Health Intelligence Ltd is a listed public company limited by shares, incorporated, and domiciled in Australia. Its registered office and principal place of business is:

Unit 5, 71-73 South Perth Esplanade

South Perth, WA 6151

Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 17 April 2024. The Directors have the power to amend and reissue the financial statements.

Advanced Health Intelligence Ltd Consolidated statement of profit or loss and other comprehensive income For the half-year ended 31 December 2023

		Consolidated
		31 December	31 December
	Note	2023	2022
		$	$
Software income	3	93,520	117,504
Integration and development income		28,937	240,410

Operating revenue		122,457	357,914

Other revenue	4	27,901	1,372,140

Expenses
General administration	5	(2,100,084)	(1,635,560)
Employee expenses	6	(2,945,635)	(2,181,981)
Sales and marketing		(826,679)	(380,353)
Share based payments	7	(657,114)	-
Depreciation and amortisation expense		(181,682)	(127,594)
Impairment of assets and receivables		(14,004)	(229,391)
Unrealised currency gains/losses		127,305	160,271
Subscription costs		(302,371)	(172,395)
Insurance		(820,241)	(1,023,677)
Cloud infrastructure costs		(33,656)	(82,471)
Total expenses		(7,754,161)	(5,673,151)

Operating loss		(7,603,803)	(3,943,097)

Finance income		113,812	99,654
Finance costs		(245,038)	(62,828)
Net finance income / (costs)		(131,226)	36,826

Loss before income tax		(7,735,029)	(3,906,271)

Income tax		-	-

Loss after income tax for the half-year attributable to the owners of Advanced Health Intelligence Ltd		(7,735,029)	(3,906,271)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation	20	(225,021)	7,347
Other comprehensive income for the half-year, net of tax		(225,021)	7,347

Total comprehensive income for the half-year attributable to the owners of Advanced Health Intelligence Ltd		(7,960,050)	(3,898,924)

	Cents	Cents
Basic earnings per share	(3.48)	(2.43)
Diluted earnings per share	(3.48)	(2.43)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd Consolidated statement of financial position As at 31 December 2023

		Consolidated
		31 December	30 June
	Note	2023	2023
		$	$
Assets
Current assets
Cash and cash equivalents		461,011	2,104,584
Trade and other receivables	8	405,228	311,912
Prepayments		790,015	834,281
Total current assets		1,656,254	3,250,777

Non-current assets
Other financial assets	9	833,699	829,694
Right-of-use assets	10	320,222	360,455
Property, plant, and equipment		116,045	152,486
Intangibles	11	4,192,118	4,313,710
Total non-current assets		5,462,084	5,656,345

Total assets		7,118,338	8,907,122

Liabilities

Current liabilities
Trade and other payables	12	5,078,727	3,467,554
Lease liabilities	13	69,595	65,182
Employee benefits	14	588,028	628,713
Other current liabilities	15	873,388	432,464
		6,609,738	4,593,913
Borrowings - interest bearing	16	1,665,601	1,207,712
Total current liabilities		8,275,339	5,801,625

Non-current liabilities
Lease liabilities	13	269,608	305,082
Employee benefits	14	64,035	200,277
Other payables	17	-	346,796
Borrowings - interest bearing	18	1,654,949	225,460
Total non-current liabilities		1,988,592	1,077,615

Total liabilities		10,263,931	6,879,240

Net assets/(liabilities)		(3,145,593)	2,027,882

Equity
Issued capital	19	78,307,544	76,008,621
Reserves	20	858,075	1,318,257
Accumulated losses		(82,311,212)	(75,298,996)

Total equity/(deficiency)		(3,145,593)	2,027,882

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd Consolidated statement of changes in equity For the half-year ended 31 December 2023

	Issued	Equity compensation	Convertible notes	Foreign currency translation	Accumulated
Consolidated	capital	reserve	reserve	reserve	losses	Total equity
	$	$	$	$	$	$
Balance at 1 July 2022	61,822,859	9,338,100	-	-	(62,605,572)	8,555,387
Loss after income tax for the half-year	-	-	-	-	(3,906,271)	(3,906,271)
Other comprehensive income for the half-year, net of tax	-	-	-	7,347	-	7,347

Total comprehensive income for the half-year	-	-	-	7,347	(3,906,271)	(3,898,924)

Shares issued for Vertica acquisition	180,000	-	-	-	-	180,000
Shares issued for Wellteq acquisition	1,673,631	-	-	-	-	1,673,631
Capital raising costs	(178,286)	-	-	-	-	(178,286)
Performance rights exercised	8,305,200	(8,305,200)	-	-	-	-
Balance at 31 December 2022	71,803,404	1,032,900	-	7,347	(66,511,843)	6,331,808

		Equity	Convertible	Foreign currency		Total
	Issued	compensation	notes	translation	Accumulated	deficiency in
Consolidated	capital	reserve	reserve	reserve	losses	equity
	$	$	$	$	$	$
Balance at 1 July 2023	76,008,621	1,601,530	-	(283,273)	(75,298,996)	2,027,882
Loss after income tax for the half-year	-	-	-	-	(7,735,029)	(7,735,029)
Other comprehensive income for the half-year, net of tax	-	-	-	(225,021)	-	(225,021)
Total comprehensive income for the half-year	-	-	-	(225,021)	(7,735,029)	(7,960,050)
Ordinary shares	1,820,368	-	-	-	-	1,820,368
Payments to service providers	287,500	-	-	-	-	287,500
Shares issued to directors	220,000	-	-	-	-	220,000
Capital raising costs	(109,945)	-	-	-	-	(109,945)
Options lapsed (Note 7)	-	(722,813)	-	-	722,813	-
Performance rights issued	-	-	-	-	-	-
- CEO	-	25,092	-	-	-	25,092
- Employees	-	412,022	-	-	-	412,022
Performance rights exercised	81,000	(81,000)	-	-	-	-
Convertible notes issued	-	-	131,538	-	-	131,538
Balance at 31 December 2023	78,307,544	1,234,831	131,538	(508,294)	(82,311,212)	(3,145,593)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd Consolidated statement of cash flows For the half-year ended 31 December 2023

		Consolidated
		31 December	31 December
	Note	2023	2022
		$	$
Cash flows from operating activities
Receipts from customers		57,794	168,550
Interest received		2,024	-
Interest and other costs of finance paid		(78,520)	(25,939)
Payments to suppliers and employees		(4,805,876)	(4,516,119)
Government grants and incentives		24,618	-

Net cash used in operating activities		(4,799,960)	(4,373,508)

Cash flows from investing activities
Payments for property, plant and equipment		(1,734)	(6,470)
Loans to/from other entities		100,000	(1,000,000)
Payments for investments		(193,902)	(187,300)
Cash acquired from acquisition of Investee companies		-	343,607

Net cash used in investing activities		(95,636)	(850,163)

Cash flows from financing activities
Proceeds from issue of shares	19	2,065,385	-
Proceeds from issue of convertible notes	18	1,500,000	-
Share issue transaction costs		(27,500)	(178,250)
Repayment of borrowings		(267,070)	-

Net cash from/(used in) financing activities		3,270,815	(178,250)

Net decrease in cash and cash equivalents		(1,624,781)	(5,401,921)
Cash and cash equivalents at the beginning of the financial half-year		2,104,584	6,011,368
Effects of exchange rate changes on cash and cash equivalents		(18,792)	(932)
Cash and cash equivalents at the end of the financial half-year		461,011	608,515

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 1. Material accounting policy information

Advanced Health Intelligence Ltd (the “Company”, “the parent entity” or “AHI”) is a public company domiciled in Australia and dual listed on both the Australian Securities Exchange (ASX) and the NASDAQ Capital Market in the United States of America. The consolidate financial report of the Company and its subsidiaries, together referred to as the consolidated entity.

These general purpose financial statements for the interim half-year reporting period ended 31 December 2023 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.

Basis of preparation and Going Concern

The half-year financial statements have been prepared on a historical cost basis. Cost is based on the fair values of consideration given in exchange for assets. The Company is domiciled in Australia and all amounts are presented in Australian dollars. For the purpose of preparing the half-year financial statements, the half year has been treated as a discrete reporting period. The financial report has been prepared on the going concern basis which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

The consolidated entity incurred a net loss for the half year of $(7,735,029) (December 2022: $(3,906,271)) and had a net cash outflow from operating activities amounting to $(4,799,960) (31 December 2022: $(4,373,508)). The consolidated entity also recorded a net current liability position of $(6,619,085) (June 2023: deficiency ($2,550,848)) and net equity deficiency of $(3,145,593) as at 31 December 2023 (June 2023: surplus of $2,027,882). Given the  consolidated entity ’s net current liability position, equity deficiency and operating cash outflows, and as discussed below the consolidated entity’s performance post 31 December 2023, there is a material uncertainty as to the consolidated entity’s ability to continue as a going concern, including its ability to pay its debts as and when they fall due.

The Company provides the following financial information from management accounts prepared as at 31 March 2024:

●	For the three months ended 31 March 2024, AHI has incurred operating cash outflows of $560k and has a current liability position of $6.8m;

●	AHI has cash of $11k and amounts due to trade creditors of $4.4m and employees of $309k.

●	Of the $4.4m of trade creditors $4.2m is overdue, of which 24% has been formally renegotiated, with negotiations underway to cover the remaining balance.

●	AHI is forecast to incur gross operating cash outflows to 31 March 2025 of $10.5m. This excludes any operating cash inflows.

●	In order to be able to be able to pay its debts as and when they fall due, to repay overdue creditors and continue as a going concern the Company needs to successfully raise funds of a minimum of $17.3m over the next 12 months, assuming no cash inflows from operations. The Company notes point 4 below detailing the capital raising initiatives it has been undertaking.

As a result of the above, there is material uncertainty that may cast significant doubt upon the consolidated entity ’s ability to continue as a going concern and therefore whether the consolidated entity will realise its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 1. Material accounting policy information (continued)

The consolidated entity has taken the following actions to address these matters:

1)	As at 31 March 2024, Current Liabilities of $6.8m includes:

(i)	Trade creditors of $4.4m. The consolidated entity has been in negotiations with a number of its trade creditors to implement payment plan arrangements as it has navigated temporary funding constraints following the withdrawal of an investor to participate in a Share Equity Purchase Agreement (SEPA) and staged advance funding. The consolidated entity has the support of, and will work with its creditors to settle outstanding balances over the next 12 months using funds received from operational cash flow. No creditor has issued consolidated entity with legal action or a letter of demand.

(ii)	AHI has repaid the R&D Prepayment Loan principal of $1.0m upon the receipt of the consolidated entity ’s 2023 R&D Tax Incentive in March 2024 for $1.678m. A further $678k was used to pay down other trade payables. AHI received a further $600k from a 2023 R&D Tax Incentive claim made by an eligible subsidiary company, Wellteq Pty Ltd, which was also used to pay down trade payables.

(iii)	$245k of share equity placements were received in advance of 31 March, and be transferred to equity upon allocation of shares.

(iv)	$622k for accrued and not due employee annual leave and long service leave liabilities.

2)	The generation of cash flow from operations by the underlying businesses as a result of the following initiatives:

(i)	Commercialisation of AHI’s technology solutions. The company has forecast the launch of commercial products from the Company’s partners in H2-FY24 which are further outlined below.

(ii)	Exclusive Licensing Deal to China. As communicated to shareholders, AHI is working with Shanghai Changlin Network Technologies (Changlin) on the financial and commercial details for Changlin to pay to AHI a US$10m perpetual license fee, and annually thereafter a US$5m per annum fee plus 25% of gross revenue from Changlin. As announced on 11 April 2024, AHI has granted Changlin an extension to 30 June 2024 for the completion of the license payment due.

(iii)	Release of FDA and CE certified Atrial Fibrillation technology. This software release opens new customer lines in clinical settings due to its classification as a Software as a Medical Device (SaMD). The SaMD will be included in its flagship Biometric Health Assessment (BHA) introducing clinical rigor to its sought after product.

3)	The consolidated entity is expecting four of its Commercial Partners to launch its platforms with embedded AHI technology in the remainder of FY24, allowing revenue generation to commence.

(i)	Bearn: Have contracted and will launch in H2 FY24 4 commercial deployments aggregated to sell to up to 25,000 monthly users at US$30/user, of which AHI receives US$15/user under the 50-50 revenue share agreement with Bearn. Should 25,000 monthly users be achieved, this equates to US$375,000/month (A$575,000).

(ii)	Upvio: A telehealth software launching in Asia and the US with a historical 265,000 consultations completed, AHI will be paid per consultation by offering FaceScan to Upvio users.

(iii)	Pharmak: Pharmak is the only operating central dispensing pharmacy in the UAE. Since commencing operations in the UAE two years ago, Pharmak has secured a 3-year ABNIC contract worth $110m in revenue servicing 350,000 lives and built up a deal flow with some of the largest insurers in the UAE: CIGNA (NassNueron) and soon to secure PureHealth the largest healthcare provider across the UAE. AHI has entered a master services agreement with Pharmak, pursuant to which AHI will receive 1.6% of every chronic script issued to Pharmak for dispensing. The average chronic script value in the UAE is USD$150 which equates to an average script fee paid to AHI of USD$2.40 per script.

(iv)	OneClinic: AHI’s biometric health assessment is writing biometric data to a Vietnamese national health record. The partnership with OneClinic will take the form of validation research of 5,000 BHA’s commencing in Q4-FY24 as well as commercialisation to the insurance, healthcare and finance industries in Vietnam which are expected to commence in the middle of calendar year 2024.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 1. Material accounting policy information (continued)

4)	Subsequent to the end of the half-year, the consolidated entity has undertaken a number of capital raising initiatives with multiple parties. These initiatives are detailed in Note 24 ‘Events After The Reporting Period’ and include:

(i)	Subject to and conditional on the Company’s securities being reinstated to trading on the ASX, a private placement of shares under the Company’s existing placement capacity, raising a gross total of $1.96million;

(ii)	Subject to and conditional on the Company’s securities being reinstated to trading on the ASX and to shareholder approval, raising up to AUD$4million through a convertible note offering;

(iii)	Subject to and conditional on the Company’s securities being reinstated to trading on the ASX and to shareholder approval, raising US$5million (AUD$7.6million) through a convertible note offering;

(iv)	Subject to terms being agreed with a relevant lender, obtaining an advance on the Company’s FY24 Research and Development Tax Incentive up to $1.5million; and

(v)	Subject to shareholder approval renewing the Company’s 7.1 and 7.1A ASX placement capacity, allowing for further capital raises.

The total of the above raising activities totals a gross value of at least $15.06m of cash to be received. As noted above, the Company requires an estimated $17.3m over the next 12 months to continue as a going concern. The Company is confident that the difference in cash required over the next year to the cash raised in the Company’s 15 April 2024 funding announcement will be able to be met through:

●	following shareholder approval, utilising a refreshed 7.1 and 7.1A placement capacity, as noted in 4) v) above, to issue new shares in the company; and

●	generating cash inflows from customers, including the US$10m due to be received from Shanghai Changlin Network Technology for the exclusive perpetual license granted to it on 4 August 2023. An extension has been granted to Changlin to pay the license fee to 30 June 2024.

The directors consider there is a reasonable basis upon which to believe that the above can be achieved. Accordingly, the financial statements have been prepared on a going concern basis which assumes that the  consolidated entity  will realise its assets and extinguish its liabilities in the normal course of business. In the event that the above arrangements and initiatives are not achieved, there exists a material uncertainty as to whether the consolidated entity will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that may be necessary should the consolidated entity not continue as a going concern.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 1. Material accounting policy information (continued)

Accounting policies and methods of computation

The same accounting policies and methods of computation have consistently been followed in these half-year financial statements as compared with the most recent annual financial statements.

Significant accounting judgements and key estimates

The preparation of financial reports requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expense. Actual results may differ from these estimates. The same judgments, estimates and assumptions were used in preparing the half year financial report as those used in preparing the financial report for the year ended 30 June 2023.

Convertible notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost. The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in the subsequent years. The corresponding interest on convertible notes is expensed to profit or loss.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Note 2. Operating segments

The consolidated entity has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and determining the allocation of resources.

Reportable segments disclosed are based on aggregating operating segments, where the segments have similar characteristics. The consolidated entity’s sole activity is mobile application and technology development. Therefore, it has aggregated all operating segments into the one reportable segment being technological development.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 3. Software income

	Consolidated
	31 December	31 December
	2023	2022
	$	$
Software development kits - per user	256	34,986
Software development kits - per scan	1,647	2,032
Software subscriptions	91,617	80,486
	93,520	117,504

Note 4. Other revenue

	Consolidated
	31 December	31 December
	2023	2022
	$	$
Joint venture income	-	67,472
Grant income	24,618	1,298,929
Other income	3,283	5,739
Other revenue	27,901	1,372,140

Grant income

Grant income has been derived over the period as follows:

	Consolidated
	31 December	31 December
	2023	2022
	$	$
R&D tax incentive	-	1,209,344
Boosting apprenticeship commencement grant	24,618	-
Export market development grant	-	89,585
	24,618	1,298,929

The boosting apprenticeship commencement grant is a government wage subsidy to encourage employers in Australia to take on new apprentices and trainees, or undertake further training for existing staff.

The Export Market Development Grant is an Austrade initiative to assist Australian businesses undertake promotional activities in foreign markets.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 5. General administration

	Consolidated
	31 December	31 December
	2023	2022
	$	$
Unrealised foreign exchange (gain)/loss	1,843	-
Consulting & advisory	1,241,768	754,948
Corporate expenses	142,340	179,381
Telecommunications & IT	96,975	94,488
General & administrative expenses	80,539	87,053
Outsourced development costs	18,881	123,196
Travel costs	320,809	131,288
Doubtful debts expense	-	74,219
ASX and listing fees	158,430	163,554
Other expenses	37,881	27,433
Low value asset lease expense	618	-
	2,100,084	1,635,560

Note 6. Employee expenses

	Consolidated
	31 December	31 December
	2023	2022
	$	$
Salaries and wages	2,511,530	2,138,159
Superannuation contributions	210,441	214,856
Employment taxes and insurances	190,356	(200,991)
Other employment expenses	33,308	29,957
	2,945,635	2,181,981

Note 7. Share-based payments

Options

The company has an Incentive Option Plan which was re-adopted following Shareholder approval in November 2019. Options over unissued shares are issued at the discretion of the Board.

a)	Options granted, issued, exercised and lapsed during the period

During the half-year ended 31 December 2023, the Company issued no options and no options vested.

During the half-year ended 31 December 2023, the follow options lapsed and expired.

Grant date	Options	Exercise price	Vesting date	Expiry date
		$
01/02/2019	200,000	$0.65	31/12/2020	31/12/2023
19/10/2020	4,246,958	$1.60	19/10/2020	19/10/2023
	4,446,958

The lapsed options had a book value of $722,813 in the equity remuneration reserve. On lapse of the options, this has been adjusted against the opening retained losses.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 7. Share-based payments (continued)

b)	Options on issue at balance date

The number of options outstanding over unissued ordinary shares at 31 December 2023 is 3,340,000 as follows:

Grant date	Options	Exercise price	Vesting date	Expiry date
		$
07/02/2022	140,000	$1.10	07/02/2022	18/01/2025
07/02/2022	700,000	$1.50	07/02/2022	07/02/2025
13/06/2023	2,500,000	$0.35	13/06/2023	13/06/2025
	3,340,000

Performance Rights

The Company’s Performance Rights Plan was re-approved by shareholders in December 2020.

a)	Performance rights granted, vested and lapsed during the period

During the half-year ended 31 December 2023, the following grants occurred with respect to performance rights:

Grant date	Rights	Fair value per right at grant	Expiry Date	Vesting	Issued to
		$
16/11/2023	350,000	$0.11	16/11/2026	Immediate	Employee
07/02/2022	15,000,000	$0.04	3-years from vesting condition	Performance conditions	CEO - Scott Montgomery
17/11/2023	13,450,000	$0.11	3-years from vesting condition	Performance conditions	Employees
	28,800,000

During the half-year ended 31 December 2023, the following performance rights were exercised into shares:

Grant date	Rights	Fair value per right at grant	Expiry Date	Exercise Date
		$
06/11/2020	50,000	$0.85	06/11/2026	28/11/2023
16/11/2023	350,000	$0.11	16/11/2026	28/11/2023
	400,000

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 7. Share-based payments (continued)

b)	Performance rights on issue at balance date

The number of performance rights outstanding over unissued ordinary shares at 31 December 2023 is as follows:

Grant date	Rights	Fair value per right at grant	Expiry Date	Vesting
		$
07/02/2022	15,000,000	$0.04	3-years from vesting condition	Performance conditions
17/11/2023	13,450,000	$0.11	3-years from vesting condition	Performance conditions
	28,450,000

c)	Subsequent to balance date

Subsequent to the balance date, on 9 January 2023, 200,000 performance rights, issued on 16 November 2023 were cancelled because the conditions had not been, or had become incapable of being, satisfied.

d)	Reconciliation of share based payments

	Consolidated
	31 December	31 December
	2023	2022
	$	$
Recognised expense for issue of 350,000 performance rights, vested immediately	38,500	-
Recognised expense for issue of 15,000,000 CEO performance rights over vesting period	25,092	-
Recognised expense for issue of 13,450,000 employee performance rights over vesting period	373,522	-
Issue of 1,000,000 shares to director, Nicholas Prosser (Note 19)	110,000	-
Issue of 1,000,000 shares to director, Michael Melby (Note 19)	110,000	-
	657,114	-

Note 8. Trade and other receivables

	Consolidated
	31 December	30 June
	2023	2023
	$	$
Trade receivables	376,070	401,358
Less: Provision for doubtful debts	(235,357)	(235,357)
	140,713	166,001

GST Receivable	264,515	145,911
	405,228	311,912

During the 2022 and earlier financial years, the Company provided services to Body Composition Technologies Pty Ltd (“BCT Australia”) an Australian incorporated wholly owned subsidiary of Body Composition Technologies Pte Ltd (“BCT”). AHI has a Joint Venture interest in BCT. The total receivables balance from BCT Australia to the Company at 31 December 2023 was $235,357, which had been fully provided for as a doubtful debt.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 9. Other financial assets

	Consolidated
	31 December 2023	30 June 2023
	$	$
Security deposits	69,490	65,485
Investment in Triage - at fair value through profit and loss	764,209	764,209
	833,699	829,694

Valuation technique for fair value measurements

The basis of the valuation of the investment in Triage Technologies Inc. (“Triage”) is fair value as defined by AASB 13 Fair Value Measurement. As Triage resides in Canada, the Triage investment at 30 June 2023 was valued by an accredited Canadian valuer using a discounted cash flow (“DCF”) model.

The DCF method is an income-based valuation technique where it views the collection of business assets as a stream of future earnings arising from its potential to generate revenue from its unique assembly of tangible and intangible operating assets. The fair market value of this earnings stream is determined by applying a weighted average cost of capital (“WACC”) to the debt free discretionary cash flow. The WACC includes a risk premium in addition to the risk-free interest rate to estimate the expected rate of return associated with forecast earnings.

After discounting the aggregate of the DCF and capitalised terminal year cash flow with the WACC results in the present value of cash flows.

The level 3 unobservable inputs include forecast earnings (including a long-term growth rate of 2% and a WACC of 49.03%. The estimated fair value would increase (decrease) if the forecast earnings were higher (lower) or the WACC was (higher) lower.

Triage is an unaudited private company that continues to be a development Stage firm with marginal revenues and material operating losses through 31 December 2023. Accordingly, the forecasts and assumptions underlying the estimated fair value are subject to significant uncertainties which are often outside the control of the consolidated entity. In the event that forecasts and assumptions are not achieved, there exists a material uncertainty as to whether the fair valuation determined will be achieved and the carrying value of the investment will be recoverable. The financial statements do not include any adjustments relating to the recoverable value of the investment should the forecasts and assumptions used in the fair valuation not be achieved.

Note 10. Right-of-use assets

	Consolidated
	31 December 2023	30 June 2023
	$	$
Land and buildings - right-of-use	400,140	400,140
Less: Accumulated depreciation	(79,918)	(39,685)
	320,222	360,455

The consolidated entity has a 3-year lease agreement for its office premises in Perth, Australia, which commenced on 1 January 2023, with options for a 4th and 5th year. The total payments under the lease amounting to $487,469 have been discounted at the Company’s incremental borrowing rate of 7.8% in order to determine the initial lease liability of $400,140. To determine the incremental borrowing rate, third party financing was used as a starting point and adjusted to reflect changes in financing conditions.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 11. Intangibles

	Consolidated
	31 December 2023	30 June 2023
	$	$
Goodwill - at cost	3,210,161	3,210,161

Customer contracts - at cost	158,000	158,000
Less: Impairment	(158,000)	(158,000)
	-	-

Software - development in progress	374,000	374,000

Other intangible assets - at cost	87,000	87,000
Less: Impairment	(87,000)	(87,000)
	-	-

Application development - at cost	1,972,994	1,972,994
Less: Accumulated amortisation	(1,365,037)	(1,243,445)
	607,957	729,549
	4,192,118	4,313,710

Note 12. Trade and other payables

	Consolidated
	31 December 2023	30 June 2023
	$	$
Trade payables	4,866,256	2,810,643
Accrued expenses	82,599	405,015
Employment related payables	129,872	251,896
	5,078,727	3,467,554

Note 13. Lease liabilities

	Consolidated
	31 December 2023	30 June 2023
	$	$
Current liability	69,595	65,182
Non-current liability	269,608	305,082
	339,203	370,264

The consolidated entity has a lease over its business premises in Perth, Australia for 3 years, with options for a 4th and 5th year, which commenced on 1 January 2023. The total payments under the lease amounting to $487,469 have been discounted at the Company’s incremental borrowing rate of 7.8% in order to determine the initial lease liability of $400,140. To determine the incremental borrowing rate, third party financing was used as a starting point and adjusted to reflect changes in financing conditions.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 14. Employee benefits

	Consolidated
Current	31 December 2023	30 June 2023
	$	$
Annual leave	471,915	628,713
Long service leave	116,113	-
	588,028	628,713

	Consolidated
Non-current	31 December 2023	30 June 2023
	$	$
Long service leave	64,035	200,277

Note 15. Other current liabilities

	Consolidated
	31 December 2023	30 June 2023
	$	$
Capital raising holding funds (1)	290,000	-
Deferred acquisition consideration (2)	583,388	372,875
Deferred revenue (3)	-	59,589
	873,388	432,464

(1)	Capital raising holding funds

As at 31 December 2023, the company had received $290,000 in respect of a share placement. 2,636,363 share subscribed for in the placement were issued on 4 January 2024 at a price of $0.11 per share.

(2)	Deferred acquisition consideration

The deferred acquisition consideration relates to the acquisition of Vertica Health (Pty) Ltd which occurred on 5 August 2022. Under the terms of the Vertica acquisition, deferred consideration was payable to the vendors as follows:

●	US$250,000 payable 1 year from closing being 5 August 2023; and

●	US$250,000 payable 2 years from closing being 5 August 2024.

On 14 September 2023, US$125,000 was paid to the vendors in respect of the 1st anniversary payment.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 15. Other current liabilities (continued)

	Consolidated
	31 December 2023	30 June 2023
	$	$
Opening balance	59,589	-
Advances received during the year, net of revenue recognised	-	59,589
Deferred revenue acquired through business combination	-	59,589
Revenue recognised during the year that was included in the deferred revenue balance at the beginning of the year or at business combination	(59,589)	(150,016)
	-	59,589

Note 16. Borrowings - interest bearing

	Consolidated
	31 December 2023	30 June 2023
	$	$
R&D prepayment loan (1)	1,000,000	1,000,000
Other loans (2)	565,601	207,712
Loan - BCT (3)	100,000	-
	1,665,601	1,207,712

(1)	In the year ended 30 June 2023, the Company received a $1,000,000 R&D tax prepayment loan from Asymmetric Innovation Finance Pty Ltd Pty Ltd. The loan attracts interest at a rate of 15% per annum and will be repaid in full on following the assessment of AHI’s 2023 R&D tax incentive and the corresponding receipt of funds.

(2)	Other loans held with First Insurance Funding, are held to fund the Company’s upfront annual insurance premiums, payable over 9 months. During the period ended 31 December 2023, the company repaid all outstanding payments in respect of its 2023 insurance period. On 19 November 2023, the Company entered a new insurance period and funded its annual premiums for the new year. Loans are unsecured and interest bearing at a rate of 8.75% (30 June 2023: 7.5%).

(3)	On 6 September 2023, AHI entered into a loan agreement with Body Composition Technologies Pty Ltd for the sum of$ 100,000. The loan is unsecured and attracts an interest rate of 5% per annum to be paid at maturity (simple interest method).

Note 17. Other payables

	Consolidated
	31 December 2023	30 June 2023
	$	$
Deferred acquisition consideration	-	346,796

The deferred acquisition consideration relates to the acquisition of Vertica Health (Pty) Ltd. Refer to Note 15. The balance of non-current deferred acquisition consideration as at 30 June 2023 was transferred to current deferred acquisition consideration as at 31 December 2023 as the balance of consideration payable is due to be paid within the next 12 months.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 18. Borrowings - interest bearing

	Consolidated
	31 December 2023	30 June 2023
	$	$

Convertible notes	1,654,949	225,460

As at 30 June 2023, the company had issued convertible notes with a face value $1 to the value of $225,460. Holders may convert into shares any time after the earlier of the first 6 months of issuance of the note and the date that the AHI share price on the ASX trades at or above a floor price of $0.50. AHI must pay interest on the face value at 8% per annum, calculated and capitalised quarterly.

On 13 September 2023, the Company announced that it had secured a $1.5 million Convertible Loan Facility, with the capacity to increase this amount to $5 million under the facility.

The term of the Convertible Loan facility is 24 months, with interest accruing on the facility at 10% per annum (calculated daily) and is compounded quarterly in arrears. The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the maturity date. Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares in the Company, at the investor’s election, at a conversion price equal to A$0.30 per share. Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35, by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost. The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in the subsequent years. The corresponding interest on convertible notes is expensed to profit or loss.

Note 19. Issued capital

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 19. Issued capital (continued)

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. There are no externally imposed capital requirements.

	Consolidated
	31 December 2023	30 June 2023	31 December 2023	30 June 2023
Share movements during the period - ordinary shares	Shares	Shares	$	$

Issued Capital Ordinary	238,791,723	217,703,969	78,307,544	76,008,621
At the start of the period	217,703,969	166,749,382	76,008,621	61,822,859
Share placements	16,687,754	20,000,000	1,820,368	5,000,000
Shares issued on exercise of Performance Rights	400,000	10,500,000	81,000	8,410,200
Share issue - Vertica acquisition	-	1,500,000	-	180,000
Share issue - Wellteq acquisition	-	17,804,587	-	1,673,631
Shares issued to service providers	2,000,000	1,150,000	287,500	117,600
Shares issued to directors	2,000,000	-	220,000	-
Less share issue costs			(109,945)	(1,195,669)
	238,791,723	217,703,969	78,307,544	76,008,621

Movements in ordinary share capital

Details	Date	Shares	Issue price	$
Balance	1 July 2023	217,703,969		76,008,621
Share placement (1)	9 November 2023	10,749,997	$0.11	1,182,500
Share placement (2)	16 November 2023	1,000,000	$0.11	110,000
Share issue to service provider (3)	17 November 2023	1,250,000	$0.11	137,500
Share issue to service provider (4)	20 November 2023	750,000	$0.20	150,000
Conversion of performance rights (5)	28 November 2023	350,000	$0.11	38,500
Conversion of performance rights (5)	28 November 2023	50,000	$0.85	42,500
Director remuneration issue (6)	29 November 2023	2,000,000	$0.11	220,000
Share placement (7)	28 December 2023	4,937,757	$0.11	527,868
Capital raising costs (8)		-	$0.00	(109,945)
Balance	31 December 2023	238,791,723		78,307,544

(1)	10,749,997 shares were issued in a private placement to various sophisticated investors for $0.11 per share.

(2)	1,000,000 shares were issued in a private placement to a sophisticated investor for $0.11 per share.

(3)	1,250,000 shares were issued to Infinity Era Technologies EST at $0.11 per share for marketing, investor relations, and investor introductory services rendered to the Company.

(4)	750,000 shares were issued to Sunrise Australia Pte Ltd at $0.20 per share for investor introductory services rendered to the Company.

(5)	400,000 vested performance rights were exercised by rights holders on 28 November 2023 into ordinary shares in the Company.

(6)	Directors Nicholas Prosser and Mike Melby were each issued with 1,000,000 shares pursuant to a resolutions 5 and 6 put forward to shareholders at the Company’s 2023 Annual General Meeting. The issues of these shares was approved by Shareholders at the Company’s 2022 AGM held on 29 November 2022. However due to an administrative oversight, the Shares were not issued within one month of the day of the meeting.

(7)	4,937,757 shares were issued in a private placement to sophisticated investors at an average of $0.1069 per share.

(8)	Share issue costs incurred during the period included:

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 19. Issued capital (continued)

●	$17,500 to Mr Andrew Watts as a placement fee for participation in the November share placement.

●	$30,000 to CPS Capital Group Pty Ltd as a placement fee for introductory services in the November share placement.

●	$27,500 to Mr and Mrs Lindecker for marketing and investor relations for placement and investor introductions in the November share placement.

●	$5,000 to 180 Markets Pty Ltd for placement services for November share placement.

●	$29,944 to Infinity Era Technologies EST for shareholder introductory fees for the December share placement.

Note 20. Reserves

	Consolidated
	31 December 2023	30 June 2023
	$	$
Equity remuneration reserve	1,234,831	1,601,530
Foreign currency reserve	(508,294)	(283,273)
Convertible note reserve	131,538	-
	858,075	1,318,257

Equity remuneration reserve

The reserve is used to recognise the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.

	Consolidated
	31 December 2023	30 June 2023
Movement in equity remuneration reserve	$	$
Balance at the beginning of the year	1,601,530	9,338,100
Fair value vesting expense of options and performance rights	437,114	807,383
Fair value of options/performance rights exercised during the year	(81,000)	(8,410,200)
Lapse of options	(722,813)	(133,753)
Balance at the end of the period	1,234,831	1,601,530

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars. It is also used to recognise gains and losses on hedges of the net investments in foreign operations.

	Consolidated
	31 December 2023	30 June 2023
Movement in foreign currency reserve	$	$
Balance at the beginning of the period	(283,273)	-
Movement in the value of foreign subsidiary losses and equity	(225,021)	(283,273)
Balance at the end of the period	(508,294)	(283,273)

Convertible note reserve

The component of the convertible notes issued that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 20. Reserves (continued)

	Consolidated
	31 December 2023	30 June 2023
Movement in convertible note reserve	$	$
Balance at the beginning of the period	-	-
Movement on the issue of convertible notes	131,538	-
Balance at the end of the period	131,538	-

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost. The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in the subsequent years. The corresponding interest on convertible notes is expensed to profit or loss.

Note 21. Dividends

There were no dividends paid, recommended, or declared during the current or previous financial half-year. There are no franking credits available as at 31 December 2023.

Note 22. Contingencies

There are no material contingent assets or liabilities at the reporting date.

Note 23. Commitments

Lease commitments

The company has a lease for its principal place of business at Unit 5, 71-73 South Perth Esplanade, South Perth in Western Australia (Lease), which was initially entered into on 1 January 2020 and renewed for a further term commencing 1 January 2023. The lease is accounted for under accounting standard AASB 16 Leases. Refer to Note 13.

Other commitments

(i)	During the year ended 30 June 2022, AHI completed its investment of USD $3,000,000 in Triage Technologies, Inc. (“Triage”) However, AHI has, by mutual agreement with Triage, yet to issue it with USD $3,000,000 in ordinary shares in AHI, as part of a strategic plan to expand the Company’s service offering, referred to as “DermaScan”.

(ii)	As disclosed in AHI’s 2022 Annual report, AHI has an Agreement with Tinjoy Biotech Limited “Tinjoy”), to contribute USD $200,000 towards Tinjoy’s marketing costs, and has an option to invest in Tinjoy’s Winscan Platform as follows:

●	AHI has the right to acquire up to 40% of Tinjoy’s Winscan Platform, priced at a valuation of US$10 million taking for consideration to be approximately US$2-4 million. This can be in cash or shares in AHI or a combination as mutually agreed.

●	12-24 month option to take up the 40% at AHI’s option to acquire a holding in WinScan. The option would be triggered should WinScan achieve user numbers of 5 million users a month. This would trigger a 20% investment of US$2 million from AHI.

●	If WinScan achieves a user base of 10 million monthly users, AHI would be required to take up a 40% stake in WinScan at an agreed investment of US$4 million.

●	In the event AHI exercises its option, the US$200,000 marketing and training advance will form part of the total investment outlined above.

●	At the date of this report, US$50,000 in payments have been made to Tinjoy in lieu of AHI’s marketing contribution.

To the date of this report, AHI has paid US$150,000 to Tinjoy, with a remaining balance of US$50,000 committed, but not yet paid.

This commitment still exists at 31 December 2023.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 24. Events after the reporting period

Research and Development Tax Incentive

During the quarter ended 31 March 2024, the consolidated entity received a total of $2.278m from its refundable Research and Development tax incentive claims for the 2023 financial year. The consolidated entity was eligible to make two claims for the year as the company had an eligible subsidiary, Wellteq Pty Ltd (which was acquired on 6 December 2022), make its own claim as the entities were not tax consolidated. Funding from the claims in the name of the legal entity that filed them, were as follows:

Grant Received
$,000
Advanced Health Intelligence Ltd	1,678
Wellteq Pty Ltd	600
2,278

Shares issued post balance date

As stated in Note 15, the consolidated entity had received $290,000 in respect of a share placement as at 31 December 2023. On 4 January 2024, 2,636,363 shares subscribed for in the placement were issued to investors at $0.11 per share.

The consolidated entity has made a number of new share issues after balance date as a result of capital raises by private placement and share issues in satisfaction of corporate services provided to it.

The following private placements to sophisticated investors have occurred after balance date:

Issue date	Shares issued	Price per share	Total raised $
27/02/2024	2,000,000	$0.100	200,000
08/03/2024	681,818	$0.110	75,000
08/03/2024	543,478	$0.092	50,000
	3,225,296		325,000

The consolidated entity has also issued shares in satisfaction of corporate services performed for it after balance date as follows:

Issue Date	Shares issued	Price per share	Total raised $
14/02/2024	671,334	$0.110	73,847
14/02/2024	328,666	$0.110	36,153
	1,000,000		110,000

Shares to be issued

Post balance date, a further $325,564 has been raised from sophisticated investors in a private placement at $0.0675 per share. A total of 4,653,812 shares will be issued to these investors for the capital invested. These ratification for the issue of the shares to these investors will take place at the consolidated entity’s general meeting to be held in May.

Trading halt

On 1 February 2024, the Company requested a voluntary suspension from trading on the ASX in accordance with ASX Listing Rule 17.1 pending the release of an announcement in relation to various potential funding solutions referred to in the Company’s Quarterly Commentary and Appendix 4C for the quarter ended 31 December 2023. The Company requested further extensions in trading on 9 February, 15 February, 22 February and 29 February 2024.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 24. Events after the reporting period (continued)

As a result of not lodging these financial statements for the half year ended 31 December 2024, the company was placed into involuntary suspension from 1 March 2024 and will resume trading upon the later to occur of:

●	the release of these half-year financial statements; and

●	the Company’s release of the announcement in relation to various potential funding solutions referred to in the Company’s Quarterly Commentary and Appendix 4C for the period ended 31 December 2023, released on 15 April 2024.

Extension to Changlin License Completion

On April 11, 2024, AHI announced that it has granted an extension to 30 June 2024 for the previously executed binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (Changlin).

Changlin has continued to share advanced discussions with AHI regarding completing the Changlin funding program. Changlin is making progress towards acquiring the capital required under the agreement. In addition, Changlin has continued to advance commercial partnership discussions with some of China’s most prominent insurers and healthcare organisations. The depth and potential of these partnerships have greatly strengthened AHI’s confidence in Changlin’s endeavours. With this shared detail, AHI has granted the requested extension period.

Extension to Pharmak Direct MSA for further platform integration

AHI announced to the ASX on April 15, 2024 that it has extended the previously executed Master Services Agreement (“MSA”) with Pharmak Direct, allowing the parties additional time to integrate the solutions, as set out in the terms and conditions of the MSA between AHI and Pharmak Direct. All other terms and conditions have remained the same, and the parties will work together over the 90-day extension to conclude integration and release in accordance with the previously executed MSA.

As previously disclosed, Dubai-based Pharmak Direct is a prominent stakeholder in the Middle Eastern e-script market, providing innovative digital home and workplace prescription delivery solutions. The company offers a comprehensive platform that enables payers, doctors, and patients to manage prescriptions and delivery.

Under the terms of the MSA, with the assistance of AHI, Pharmak will integrate the AHI Biometric Health Assessment capabilities, enhancing the e-script patient experience and facilitating cost-effective medication and health management solutions with the Pharmak Direct ESPS. Once integrated, Pharmak is committed to delivering the e-script and screening solution to all current and future Pharmak partners. This is intended to seamlessly provide health data directly into the joint AHI / Pharmak ESPS, further providing Health insurers, government, and healthcare professionals with valuable insights into the patient’s overall health status.

Funding update

On 15 April 2024, the Company released the funding update referred to in the Company’s Quarterly update for the quarter ended 31 December 2023. The Company informed shareholders that it has completed the first stage of its funding strategy as detailed below.

Oakley Capital Engagement and $6million Funding

AHI has executed strategic capital-raising initiatives structured with Oakley Capital Partners Pty Ltd (Oakley Capital) in two initial parts.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 24. Events after the reporting period (continued)

Part 1: Share Placement

The Company has, by way of a private placement to sophisticated and professional investors, agreed to issue investors 29,000,000 fully paid ordinary shares (Shares) at AUD$0.0675 cents a Share and 14,500,000 options to acquire Shares (Options) at AUD$0.10 cent strike price to be exercised within 3 years, raising $1,957,500 (before costs). Settlement of the Placement is subject to and conditional on the Company’s securities being reinstated to trading on the ASX.

The issue of these Options is subject to shareholder approval under ASX Listing Rule 7.1 at a general meeting of shareholders that is expected to be held this May (May General Meeting).

Oakley Capital acted as the sole book-running manager for the placement. Oakley will receive an 8% cash fee, 1,000,000 Shares and 5,000,000 Options at an exercise price of AUD$0.10 cents to expire three years from the issue date. The issue of these Shares and Options is subject to shareholder approval under ASX Listing Rule 7.1.

Part 2: Obsidian Convertible Note Arrangement

The Company has secured a convertible note agreement with Obsidian Global Partners (Obsidian) to raise up to $4 million. Obsidian is a New York City-based alternative investment management firm focused on providing growth-oriented capital to public and private companies globally. Oakley Capital introduced Obsidian to AHI under its capital raising mandate with AHI.

Subject to:

●	Execution of definitive documentation prior to the May General Meeting;

●	AHI maintaining a market capitalisation of at least AUD$10 million; and

●	AHI obtaining shareholder approval under ASX Listing Rule 7.1 at the May General Meeting,

AHI will draw down AUD$1.25 million from this facility, leaving a balance of AUD$2.75 million available for future drawdowns at the Company’s discretion.

AHI’s ability to make the initial and any future draw downs is subject to obtaining shareholder approval, the Company will accordingly seek approval under ASX Listing Rule 7.1 to draw down up to AUD$4 million under this facility at the May General Meeting. The term of this facility is 18 months from the initial drawdown, offering AHI flexibility in timing and financial planning.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 24. Events after the reporting period (continued)

The key terms of this Convertible Note facility with Obsidian are set out below:

Maturity Date	18 months from the date of issue
Face Value	Each Convertible Note will have a face value equal to 110% of the investment amount. i.e. a Convertible Note with a face value of AUD$1.10 for each AUD$1 drawn down, such that the Convertible Note holder will receive Convertible Notes with an aggregate face value of AUD$1.375 million for the initial AUD$1.25 million to be drawn down by the Company.
Interest	Nil
Conversion Price	The Convertible Notes can be converted at a 10% discount to the lowest 3 daily VWAPs in the 10 trading days prior to the date of each conversion notice.
Non-Conversion Period	The noteholder(s) will not convert any of the initial AUD$1.25 million drawn down for 45 days from the initial investment being received by AHI.
Draw down conditions	Draw down of the initial $1.25 million under this facility is subject to a) execution of definitive documentation prior to the May General Meeting; b) AHI having received shareholder approval under ASX Listing Rule 7.1 for the issue of the relevant Convertible Notes; and c) AHI maintaining a market capitalisation on ASX of at least AUD$10 million.

Each subsequent drawdown of this facility (following the initial drawdown) is also subject to AHI having received shareholder approval under ASX Listing Rule 7.1 within the 3 months preceding the relevant draw down to issue the applicable Establishment Shares (as that term is defined below).

Repayment flexibility	At any time, the Company may prepay the outstanding balance of the face value of the Convertible Notes by giving 5 days’ notice in writing to the Convertible Note holder.
Conversion	At any time before the Maturity Date, the noteholder may elect to convert into fully paid ordinary shares in the capital of AHI (Shares). The number of Shares are determined by the following formula: Number of Shares = Face Value / Conversion Price. On the Maturity Date (to the extent not converted or repaid earlier), AHI must redeem the outstanding Convertible Notes by paying the outstanding amount to noteholder(s) in cash.
Security	The Company will issue a number of Shares (to be determined) to the Convertible Note holder as security for its obligations under these Convertible Notes (Security Shares), in lieu of security being granted over assets. The issue of the Security Shares is subject to AHI shareholder approval under ASX Listing Rule 7.1, to be sought at the May General Meeting.

The Security Shares can be used to offset any conversions that take place (to avoid the requirement to issue any further new Shares), and any unused Security Shares will be returned to the Company on maturity (i.e. bought back for zero consideration and cancelled).
Other terms	The notes are otherwise on customary terms and conditions, including representations and events of default to be further outlined in definitive documents.

As a fee payable on each draw down, AHI will issue to the Convertible Note holder Shares with a value of 2.5% of the amount being drawn down from the facility (Establishment Shares). The deemed issue price each of the Establishment Shares will be equal to the conversion price of the notes that are being issued under the applicable draw down.

As a fee payable to Oakley Capital for the initial A$1.25 million draw down of this Convertible Notes Facility, at the time of that draw down AHI will:

●	pay Oakley Capital a cash fee of an amount equal to 6% of the draw down (being equal to A$75,000 for the initial draw down); and

●	issue Oakley Capital 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Establishment Options).

For any subsequent draw downs, Oakley Capital will receive a cash fee of 6% of the gross proceeds raised under each draw down, and an aggregate of 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Subsequent Options).

The number of Subsequent Options to be issued will be determined on pro-rata basis based on the value of that draw down and a maximum of A$2.75 million being available under the subsequent drawdowns.

AHI will seek shareholder approval under ASX Listing Rule 7.1 at the May General Meeting to issue the Establishment Shares, the Establishment Options, and the Subsequent Options.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 24. Events after the reporting period (continued)

The Company has engaged Oakley Capital for 12 months. The fees payable in relation to this engagement are set out above. Oakley Capital will continue to address capital-raising opportunities for the Company in Australia when and if required.

As noted above, AHI will seek approval under ASX Listing Rule 7.1 at the May General Meeting to issue up to A$4m worth of Convertible Notes under this Convertible Note facility with Obsidian. To the extent that less than AUD$4m worth of convertible notes are issued to Obsidian within three months of the May General Meeting, AHI may seek a fresh shareholder approval to issue these notes, and may not issue any further notes until it has done so.

US$5m Convertible Note

In addition to the funding arrangements described above, the Company will seek to place US$5,000,000 in convertible notes to sophisticated investors (the “Convertible Notes”).

The key terms of the facility are set out below:

Maturity Date	36 months from the date of issue
Face Value	US$1 per Convertible Note
Interest	Interest accrues on the principal amount of the notes at a rate of 10% per annum (calculated from the date of issue of the Convertible Note less interest already paid, on a non-compounding basis and based on the actual days elapsed and a year of 365 days calculated daily).
Repayment	If a Convertible Note has not converted by the Maturity Date, the Face Value of the Convertible Note, together with any outstanding Interest, must be repaid by the Company, to a bank account nominated by the holder within 20 business days of the Maturity Date.

Neither party has the right to redeem the Convertible Notes prior to the Maturity Date.
Conversion	Subject to receiving a conversion request from the holder, the Face Value of the Convertible Notes and any accrued and unpaid interest shall convert into AHI fully paid ordinary shares (“AHI Share”) at the deemed conversion price of A$0.20 per AHI Share.
Security	The Convertible Notes, when issued, will be unsecured obligations of the Company. However, the Company will consider any reasonable request by the noteholder to be granted security.
Other terms	The notes are otherwise on customary terms and conditions.

The USD$5m convertible note raising that was described in AHI’s most recent quarterly report is not proceeding and will be replaced by the placement of convertible notes that is described above.

R&D advance

AHI also intends to obtain an advance on its FY2024 R&D grant. The proposed terms of the advance are set out below. AHI is currently in advanced discussion with its existing research and development (R&D) funding organisation to secure up to A$1.5 million in advancement. This anticipated funding is set against the R&D reimbursement AHI expects to receive in 2024 from the Australian Government’s R&D Tax Incentive scheme. The basis for this advancement includes calculations on historical and anticipated expenditures by AHI on research and development activities. A significant development in this context is AHI’s qualification, obtained in 2023, for International R&D reimbursement.

AHI will update the market once the terms of the R&D grant advance are finalised, but it is expected that the grant will be provided on the following terms:

●	a coupon rate of 15% per annum will be applied to the advance;

●	interest is payable monthly in advance until the advance is discharged; and

●	the repayment of the advance will be secured against AHI’s 2024 R & D Grant, which will be received in early 2025, at which time the advance will be discharged.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

Note 24. Events after the reporting period (continued)

SEPA and Staged Advances

As previously disclosed in the December quarterly update, the Company has had discussions for a significant Share Equity Purchase Agreement valued at USD$10,000,000, alongside an aggregate of USD$2,600,000 in staged advances. The particulars of this arrangement could not be agreed on terms acceptable to the parties, which led to the parties mutually agreeing to suspend discussions with respect to this funding arrangement. The Company will continue to seek alternative funding to meet its capital requirements.

31 March Financial Position

For completeness, the Company provides the following unaudited financial information on a best estimates basis as at 31 March 2024:

●	For the three months ended 31 March 2024, AHI has incurred operating cash outflows of $(560)k and has a current liability position of $6.8m;

●	AHI has cash of $11k and amounts due to trade creditors of $4.4m and employees of $309k;

●	Of the $4.4m of trade creditors $4.2m is overdue, of which 24% has been formally renegotiated, with negotiations underway to cover the remaining balance.

The net current liability position arises from:

●	Sales and marketing expenses increased during the period as the company undertook significant steps in growing its pipeline of BHA launch partners, particularly within the Asia and the Middle East, including agreements with Pharmak Direct, OneClinic, Bin Farhood International Business Management Group and IntelliGen FZ-LLC

●	Commencement of customers and commercial partners using the Company’s technology has been delayed, delaying the commencement of operational cash inflows.

●	Receipt of the perpetual license fee from Changlin Network Technologies Shanghai (Changlin) for US$10million was not received as anticipated in November 2023.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Advanced Health Intelligence Ltd Notes to the consolidated financial statements 31 December 2023

The Directors of Advanced Health Intelligence Ltd (“the Company”) declare that:

a)	the attached half year financial statements and notes thereto of the consolidated entity, are in accordance with Corporations Act 2001, including

1.	complying with the Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001; and

2.	giving a true and fair view of the financial position as at 31 December 2023 and of the performance for the half year ended on that date of the consolidated entity.

(b)	having regard to those matters referenced to in Note 1 ‘Material Accounting Policy Information’, there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Nicholas Prosser
Nicholas Prosser
Interim Non-Executive Chairman

17 April 2024

South Perth

PKF Brisbane Audit ABN 33 873 151 348 Level 2, 66 Eagle Street Brisbane, QLD 4000 Australia +61 7 3839 9733 brisbane@pkf.com.au pkf.com.au

INDEPENDENT AUDITOR’S REVIEW REPORT

TO THE MEMBERS OF ADVANCED HEALTH INTELLIGENCE LTD

Conclusion

We have reviewed the accompanying half-year financial report of Advanced Health Intelligence Ltd (“the company”), which comprises the consolidated statement of financial position as at 31 December 2023, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, material accounting policy information, other selected explanatory notes, and the directors’ declaration of the consolidated entity, comprising the company and the entities it controlled at the half-year’s end or from time to time during the financial half-year.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Advanced Health Intelligence Ltd is not in accordance with the Corporations Act 2001 including:-

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2023, and of its financial performance for the half-year ended on that date; and

(b)	complying with the Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the consolidated entity in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Independence

In conducting our review, we have complied with the auditor independence requirements of the Corporations Act 2001. In accordance with the Corporations Act 2001, we have given the directors of the company a written Auditor’s Independence Declaration.

Emphasis of Matter – Estimation Uncertainty in the Preparation of the Financial Report

We draw attention to Note 9 Other Financial Assets in the financial report, which describes significant estimation uncertainty in the preparation of the financial statements, specifically as it relates to the forecasts used in determining the fair value of the company’s investment in Triage Technologies Inc.

PKF Brisbane Pty Ltd is a member of PKF Global, the network of member firms of PKF International Limited, each of which is a separately owned legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s). Liability limited by a scheme approved under Professional Standards Legislation.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the financial statements which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore its ability to realise its assets and discharge its liabilities in the normal course of business. Our conclusion is not modified in respect of this matter.

Responsibility of the Directors for the Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with the Australian Accounting Standards and the Corporations Regulations 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Review of the Financial Report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity’s financial position as at 31 December 2023 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ PKF Brisbane Audit
PKF Brisbane Audit

/s/ Liam Murphy
Liam Murphy
Partner

17 APRIL 2024 BRISBANE